October 28, 2024

Thomas Bushey
Chief Executive Officer
Newbury Street II Acquisition Corp
121 High Street, Floor 3
Boston, MA 02110

       Re: Newbury Street II Acquisition Corp
           Amendment No. 3 to Registration Statement on Form S-1
           Filed on October 24, 2024
           File No. 333-281456
Dear Thomas Bushey:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No.3 to Registration Statement on Form S-1
Cover Page

1. We note your disclosure on the cover page that you do not expect any purchase of units by the non-managing sponsor members to negatively impact your ability to meet
       Nasdaq listing eligibility requirements. Given that the expressions of interest from the non-managing sponsor investors in purchasing up to an aggregate of approximately
       14.1 million, or approximately 94%, of the public units in this offering, please explain why you do not expect the purchase of units by the non-managing sponsor investors to negatively impact your ability to meet the Nasdaq listing eligibility requirements.
        Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765
 October 28, 2024
Page 2

with any other questions.



                            Sincerely,

                            Division of Corporation Finance
                            Office of Real Estate & Construction
cc:   Wei Wang